SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 16, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

Enclosures:

Nokia stock exchange release dated November 16, 2016: Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE

November 16, 2016

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 16, 2016 at 17:45 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Siilasmaa, Risto

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial notification

Reference number: 549300A0JPRWG1KI7U06_20161116160810_2

Transaction date: 2016-11-16

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Acquisition

Transaction Details

(1): Volume: 3005 Unit price: 3.90800 EUR

(2): Volume: 4104 Unit price: 3.90800 EUR

(3): Volume: 2704 Unit price: 3.90800 EUR

(4): Volume: 4995 Unit price: 3.90800 EUR

(5): Volume: 4000 Unit price: 3.90800 EUR

(6): Volume: 2000 Unit price: 3.90800 EUR

(7): Volume: 2500 Unit price: 3.90800 EUR

(8): Volume: 1628 Unit price: 3.90800 EUR

(9): Volume: 3300 Unit price: 3.90800 EUR

(10): Volume: 1100 Unit price: 3.90800 EUR

(11): Volume: 951 Unit price: 3.90800 EUR

(12): Volume: 1147 Unit price: 3.90800 EUR

(13): Volume: 2600 Unit price: 3.90800 EUR

(14): Volume: 5000 Unit price: 3.90800 EUR

(15): Volume: 5000 Unit price: 3.90800 EUR

(16): Volume: 5000 Unit price: 3.90800 EUR

(17): Volume: 2798 Unit price: 3.90800 EUR

(18): Volume: 2642 Unit price: 3.90800 EUR

(19): Volume: 2202 Unit price: 3.90800 EUR

(20): Volume: 5000 Unit price: 3.90800 EUR

(21): Volume: 1142 Unit price: 3.90800 EUR

(22): Volume: 5000 Unit price: 3.90800 EUR

(23): Volume: 1058 Unit price: 3.90800 EUR

(24): Volume: 1333 Unit price: 3.90800 EUR

(25): Volume: 942 Unit price: 3.90800 EUR

(26): Volume: 1667 Unit price: 3.90800 EUR

(27): Volume: 9708 Unit price: 3.90800 EUR

(28): Volume: 1333 Unit price: 3.90800 EUR

(29): Volume: 3667 Unit price: 3.90800 EUR

(30): Volume: 551 Unit price: 3.90800 EUR

(31): Volume: 1333 Unit price: 3.90800 EUR

(32): Volume: 3667 Unit price: 3.90800 EUR

(33): Volume: 8418 Unit price: 3.90800 EUR

(34): Volume: 1526 Unit price: 3.90800 EUR

(35): Volume: 2658 Unit price: 3.90800 EUR

(36): Volume: 2565 Unit price: 3.90800 EUR

(37): Volume: 2435 Unit price: 3.90800 EUR

(38): Volume: 1542 Unit price: 3.90800 EUR

(39): Volume: 2335 Unit price: 3.90800 EUR

(40): Volume: 3358 Unit price: 3.90800 EUR

(41): Volume: 1642 Unit price: 3.90800 EUR

(42): Volume: 2000 Unit price: 3.90800 EUR

(43): Volume: 2578 Unit price: 3.90800 EUR

(44): Volume: 2708 Unit price: 3.90800 EUR

(45): Volume: 2500 Unit price: 3.90800 EUR

(46): Volume: 2317 Unit price: 3.90800 EUR

(47): Volume: 1333 Unit price: 3.90800 EUR

(48): Volume: 1350 Unit price: 3.90800 EUR

(49): Volume: 3843 Unit price: 3.90800 EUR

(50): Volume: 2504 Unit price: 3.90800 EUR

(51): Volume: 2152 Unit price: 3.90800 EUR

(52): Volume: 2848 Unit price: 3.90800 EUR

(53): Volume: 452 Unit price: 3.90800 EUR

(54): Volume: 2588 Unit price: 3.90800 EUR

(55): Volume: 2412 Unit price: 3.90800 EUR

(56): Volume: 1482 Unit price: 3.90800 EUR

(57): Volume: 1333 Unit price: 3.90800 EUR

(58): Volume: 3667 Unit price: 3.90800 EUR

(59): Volume: 5706 Unit price: 3.90800 EUR

(60): Volume: 499 Unit price: 3.90800 EUR

(61): Volume: 1298 Unit price: 3.90800 EUR

(62): Volume: 704 Unit price: 3.90800 EUR

(63): Volume: 2499 Unit price: 3.90800 EUR

(64): Volume: 622 Unit price: 3.90800 EUR

(65): Volume: 1155 Unit price: 3.90800 EUR

(66): Volume: 2124 Unit price: 3.90800 EUR

(67): Volume: 1099 Unit price: 3.90800 EUR

(68): Volume: 3670 Unit price: 3.90800 EUR

(69): Volume: 1462 Unit price: 3.90800 EUR

(70): Volume: 2806 Unit price: 3.90800 EUR

(71): Volume: 732 Unit price: 3.90800 EUR

(72): Volume: 1133 Unit price: 3.90800 EUR

(73): Volume: 2578 Unit price: 3.90800 EUR

(74): Volume: 2384 Unit price: 3.90800 EUR

(75): Volume: 38 Unit price: 3.90800 EUR

(76): Volume: 5000 Unit price: 3.90800 EUR

(77): Volume: 119 Unit price: 3.90800 EUR

(78): Volume: 1333 Unit price: 3.90800 EUR

(79): Volume: 3548 Unit price: 3.90800 EUR

(80): Volume: 5047 Unit price: 3.90800 EUR

(81): Volume: 63 Unit price: 3.90800 EUR

(82): Volume: 345 Unit price: 3.90800 EUR

(83): Volume: 800 Unit price: 3.90800 EUR

(84): Volume: 3792 Unit price: 3.90800 EUR

(85): Volume: 2208 Unit price: 3.90800 EUR

(86): Volume: 80 Unit price: 3.90800 EUR

(87): Volume: 700 Unit price: 3.90800 EUR

(88): Volume: 1197 Unit price: 3.90800 EUR

(89): Volume: 3023 Unit price: 3.90800 EUR

(90): Volume: 4000 Unit price: 3.90800 EUR

(91): Volume: 1000 Unit price: 3.90800 EUR

(92): Volume: 530 Unit price: 3.90800 EUR

(93): Volume: 1339 Unit price: 3.90800 EUR

(94): Volume: 750 Unit price: 3.90800 EUR

(95): Volume: 740 Unit price: 3.90800 EUR

(96): Volume: 2171 Unit price: 3.90800 EUR

(97): Volume: 791 Unit price: 3.90800 EUR

(98): Volume: 740 Unit price: 3.90800 EUR

(99): Volume: 1357 Unit price: 3.90800 EUR

(100): Volume: 2903 Unit price: 3.90800 EUR

(101): Volume: 4792 Unit price: 3.90800 EUR

(102): Volume: 5000 Unit price: 3.90800 EUR

(103): Volume: 3162 Unit price: 3.90800 EUR

(104): Volume: 4937 Unit price: 3.90800 EUR

(105): Volume: 63 Unit price: 3.90800 EUR

(106): Volume: 4199 Unit price: 3.90800 EUR

(107): Volume: 1000 Unit price: 3.90800 EUR

(108): Volume: 512 Unit price: 3.90800 EUR

Aggregated transactions

(108): Volume: 255373 Volume weighted average price: 3.90800 EUR

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal